UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Shengda Zan

Room 906, Bank of Shanghai Tower

168 Middle Yincheng Road, Shanghai

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Alpha Spring Limited (“Alpha Spring”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,530,000 ordinary shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.85%(1)

14.	TYPE OF REPORTING PERSON CO

(1) Percentages based on 123,161,018 ordinary shares of Vimicro International Corporation (the “Issuer) issued and outstanding as of June 22, 2015, according to the Issuer.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,530,000 ordinary shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.85%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Percentages based on 123,161,018 ordinary shares of the Issuer issued and outstanding as of June 22, 2015, according to the Issuer.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Shengda Zan (“Mr. Zan”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,530,000 ordinary shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.85%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Percentages based on 123,161,018 ordinary shares of the Issuer issued and outstanding as of June 22, 2015, according to the Issuer.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of the Issuer. The address of the principal executive office of the Issuer is 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Alpha Spring is principally an investment holding vehicle incorporated in British Virgin Islands and wholly-owned by Nantong Zongyi. The principal business office for Alpha Spring is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

Nantong Zongyi is mainly engaged in the equity investment business incorporated in the PRC. The principal business office for Nantong Zongyi is Zongyi Digital City, Tongzhou District, Nantong City, Jiangsu Province, China.

Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. The principal business office for Mr. Zan is Room 906, Bank of Shanghai Tower, 168 Middle Yincheng Road, Shanghai, China.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to February 5, 2015 when the Reporting Persons first filed a Schedule 13G with the SEC with respect to Alpha Spring’s acquisition of 20,000,000 Ordinary Shares from the Issuer, Alpha Spring purchased from the public market, in the aggregate, 1,022,007 shares of American Depositary Shares (“ADS”) of the Issuer, representing 4,088,028 Ordinary Shares of the Issuer, which account for approximately 3.32% of the Issuer’s total outstanding Ordinary Shares.

Alpha Spring purchased 20,000,000 Ordinary Shares from the Company pursuant to the purchase agreement dated February 5, 2014 entered into between the Issuer and Alpha Spring, which account for approximately 16.24% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 24,088,028, which account for approximately 19.56% of the Issuer’s total outstanding Ordinary Shares.

On March 19, 2015, Alpha Spring purchased from the public market, 5,940 shares of ADS of the Issuer, representing 23,760 Ordinary Shares of the Issuer, which account for approximately 0.02% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 24,111,788, which account for approximately 19.58% of the Issuer’s total outstanding Ordinary Shares.

On March 24, 2015, Alpha Spring purchased from the public market, 4,400 shares of ADS of the Issuer, representing 17,600 Ordinary Shares of the Issuer, which account for approximately 0.01% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 24,129,388, which account for approximately 19.59% of the Issuer’s total outstanding Ordinary Shares.

On April 17, 2015, Alpha Spring purchased from the public market, 38,700 shares of ADS of the Issuer, representing 154,800 Ordinary Shares of the Issuer, which account for approximately 0.13% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 24,284,188, which account for approximately 19.72% of the Issuer’s total outstanding Ordinary Shares.

On June 18, 2015, Alpha sold in the public market, 1,047 shares of ADS of the Issuer, representing 4,188 Ordinary Shares of the Issuer, which account for approximately 0.003% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 24,280,000, which account for approximately 19.71% of the Issuer’s total outstanding Ordinary Shares.

On June 30, 2015, Alpha Spring acquired 11,250,000 Ordinary Shares of the Issuer from Power Pacific Mauritius Limited (the “Seller”) with a total purchase price of US$39,234,375, which account for approximately 9.13% of the Issuer’s total outstanding Ordinary Shares. Immediately after this transaction, the aggregate amount of Ordianry Shares held by the Reporting Persons is 35,530,000, which account for approximately 28.85% of the Issuer’s total outstanding Ordinary Shares.

The source of the funds used to purchase the Ordinary Shares of the Issuer is capital contributions by the shareholders of such Reporting Persons and the available funds of such entities.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons acquired the Ordinary Shares over which they exercise beneficial ownership in the belief that the Ordinary Shares represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 123,161,018 Ordinary Shares outstanding as of June 22, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Alpha Spring Limited(2)	35,530,000 Ordinary Shares(3)	28.85%	35,530,000 Ordinary Shares(3)	0	35,530,000 Ordinary Shares(3)	0
Nantong Zongyi Investment Co., Ltd.(2)	35,530,000 Ordinary Shares(3)	28.85%	35,530,000 Ordinary Shares(3)	0	35,530,000 Ordinary Shares(3)	0
Shengda Zan(2)	35,530,000 Ordinary Shares(3)	28.85%	35,530,000 Ordinary Shares(3)	0	35,530,000 Ordinary Shares(3)	0

(1)	Percentages based on 123,161,018 Ordinary Shares outstanding as of June 22, 2015, as provided by the Issuer.

(2)	Alpha Spring is wholly-owned by Nantong Zongyi. Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Pursuant to Section 13(d) of the Act, each of Nantong Zongyi and Mr. Zan may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Alpha Spring.

(3)	Includes (i) 11,250,000 Ordinary Shares acquired by Alpha Spring from the Seller which was completed on June 30, 2015, (ii) 20,000,000 Ordinary Shares issued and delivered to Alpha Spring upon the closing of the purchase of such shares by Alpha Spring on February 13, 2015; and (iii) 4,280,000 Ordinary Shares in form of 1,070,000 ADSs directly held by Alpha Spring.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of July 10, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2015

Alpha Spring Limited	By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director

Nantong Zongyi Investment Co., Ltd.	By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director and Legal Representative

Shengda Zan	/s/ Shengda Zan